Exhibit 99.2

Dear Teammates,

As we take next steps under the merger agreement with Duke Energy, I wanted you to know that I plan on retiring from the Company when the transaction closes. I am making this personal decision now to help make sure we move forward with the transition and allow the Duke and Piedmont management teams to make important long-term leadership, organizational and integration decisions for the new Piedmont Natural Gas operating subsidiary of Duke Energy.  Lynn Good and I want to ensure this is a smooth transition for our organizations. Until the transaction is approved and closed, I will continue to lead Piedmont Natural Gas as our Chairman, President and CEO with enthusiasm and vigor as we operate the Company on a business as usual basis. And, I am dedicated to the long term success of the combined organizations under the merger agreement.

As I told you last week, I remain excited about this strategic combination and truly believe our best days are ahead!

Warmest regards,

Tom